UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 04, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President

Banco Santander (Brasil) S.A.

2009 IFRS Results – Pro forma

February 4th, 2010

Santander

Macroeconomic Scenario

Economy retakes growth in 2010

GDP (year-on-year growth %)


4.0
6.1
5.1
0.0
5.4
2006
2007
2008
2009(e)
2010(e)

Interest Rate - Selic (%)


End of Period
13.25
11.25
13.75
8.75
11.25
2006
2007
2008
2009
2010(e)

Inflation (IPCA %)


3.1
4.5
5.9
4.3
4.6
2006
2007
2008
2009
2010(e)

Exchange Rate – (R$/US$)


End of Period
2.14
1.77
2.34
1.74
1.76
2006
2007
2008
2009
2010(e)

Sources: The Brazilian Central Bank, IBGE and Focus – BC Reports.

Santander

Financial System: Loan dynamics

R$ MM


Total Loans
%12M Private Banks
%12M Public Banks
%12M Total Loans
1,227
1,243
1,277
1,348
1,410
39.5%
31.1%
26.8%
31.1%
14.9%
5.7%
Dec.08
Mar.09
Jun.09
Sep.09
Dec.09


Nonearmarked Loans to Individuals
394
411
434
451
471
24.2%
19.4%
Dec.08
Mar.09
Jun.09
Sep.09
Dec.09


Nonearmarked Loans to Corporations
477
465
464
470
482
38.9%
1.2%
Dec.08
Mar.09
Jun.09
Sep.09
Dec.09


Regulated Loans
356
367
378
426
457
29.4%
28.4%
Dec.08
Mar.09
Jun.09
Sep.09
Dec.09

Volume   Y-o-Y Variation %

Financial System: Deposits and Assets Under Management

R$ MM



Deposits + Assets Under Management
2,169
2,219
2,314
2,427
2,515
14.4%
15.9%
Dec. 08
Mar. 09
Jun. 09
Sep. 09
Dec. 09
Deposits
Var. 12M – Dec.09
Demand: 8.7%
Savings: 17.7%
Time: 4.1%
977
976
1,011
1,031
1,060
40.7%
575
587
607
608
599
8.5%
402
389
403
423
462
Dec. 08
Mar. 09
Jun. 09
Sep. 09
Dec. 09
Time
Demand + Savings
Assets Under Management
Var. 12M – Dec.09
Retail: 14.2%
Non Retail: 24.1%
1,192
1,243
1,303
1,397
1,454
945
987
1,046
1,116
1,172
22.1%
247
256
258
280
282
-0.8%
Dec. 08
Mar. 09
Jun. 09
Sep. 09
Dec. 09
Volume
Y-o-Y Variation %

- Macroeconomic Scenario and Financial System
- **2009**
  - **- Strategy**
  - - Business
  - - Results

Franchise

Santander is the 3rd largest private bank in Brazil with scale to compete

	Dec/09
Loans (R$ MM)	138,394
Funding from Clients[1] (R$ MM)	143,672
Funding Total[2] (R$ MM)	242,079
Net Profit (R$ MM)	5,508

Strong distribution platform…

- One of the largest network in the South / South East (73% of GDP)
  - 2,091 Branches
  - 1,502 Mini Branches
  - 18,094 ATMs
- 10.2 mln active account holders[3]

Market Share of Branches (%)
December 2009


North: 5% of GDP
Share : 5%
Northeast: 13% of GDP
Share: 7%
Middle-West: 9% of GDP
Share: 6%
Southeast: 57% of GDP
Share: 16%
South: 16% of GDP
Share: 9%

Source: The Brazilian Central Bank and IBGE. GDP date: 2007.
1) Demand Deposits + Time Deposits + Savings + Debentures + Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
2) Includes Assets Under Management
3) Customers with active accounts during a 30-day period, according to the Brazilian Central Bank.

A unique combination of highly complementary local platforms enhanced by Santander's Group affiliation

Santander

Network
- Concentration in São Paulo and South region

Segments
- Strong position in the medium income and public servants

Business
- Credit cards, payroll loans

BANCO REAL

Network
- Strong in Rio, Minas Gerais, and parts of Northeast

Segments
- Strong position in high income and SMEs

Business
- Car finance

+

Santander's Global Platform

- Global Sourcing Scale
- Differentiated International IT Platform
- Capacity to Replicate Global Products
- Efficient Risk Management
- Multinational Client Base

Integration

The integration process moves as planned…

1st Stage (Aug/08 – Mar/09) | **2nd Stage** (Mar/09 – Jan/10 – May/10) | **3rd Stage** (May/10 – Sep/10)

I *Senior Management* Integrated ✓

II Centralized Functions ✓
- Risk, Human Resources, Marketing, Auditing Financial Control, Compliance, etc

III Wholesale, Private & Asset Integration ✓
- *GB&M, Corporate*, and *Middle*

IV Credit card systems ✓

V ATMs Integrated ✓
- Platform of ATMs
- Upgrade branches infrastructure

VI Back Office Systems ✓
- Unification of cash management and clearing

VII Complete Integration/ Unify Networks
- Branches "Big Bang"
- Call center integration

…and *Together* we are taking the best of each bank to our customers

Santander Master

- The two best overdraft ideas, now together.

10 days without paying interest per month + Installment of debit by half of overdraft interest



Van Gogh Services


Santander
VAN GOGH

- Santander launches Van Gogh services for high income customers, providing appropriate and innovative financial solutions.

Auto Max


Sua Proteção
Santander


para o seu carro
ter proteção
com economia

- Santander and Real embrace single format for hiring and sale of insurance in Brazil.
- With this process, the marketing of insurance is optimized.

Santander Flex and Real Flex


flex
flex
VISA

Every month, 5 days to pay the invoice
Every year, a month without interest
+ Installment of invoice by half of credit card interest

Integration: Synergies

Expected Synergies


R$ million
800
1,600
2,400
2009
2010
2011

We reached cost synergies of R$ 1,1 Bi in 2009, R$ 300 MM above expectations

Table of Contents

Business: Loans Evolution

R$ Billion


1.7%
4.1%
136.0
137.1
134.2
132.9
138.4
dec.08
mar.09
jun.09
sep.09
dec.09

R$ Million	2009	2008	Var. 12M (%)	Var. 3M (%)
Individuals	43,352	39,153	10.7%	2.2%
Consumer Financing	24,627	24,757	-0.5%	1.7%
SMEs	32,417	34,289	-5.5%	4.5%
Corporate	37,998	37,839	0.4%	7.7%
Total[1]	**138,394**	**136,039**	**1.7%**	**4.1%**

✓ Including portfolio purchased from other banks (not considered in the loan portfolio in IFRS), the credit growth in twelve months would be 3.0% and 4.2% in the quarter

1) In 2009, the Bank acquired, through Cayman branch, credit portfolio of trade and export financing agreements related to operations contracted with Brazilian clients in the amount of US$ 1,977 million, equivalent to R$ 3,442 million. In 4Q09, the amount was US$ 1,170 million.

Santander

Loans: Loans to individuals by product

Payroll Loans[1]


R$ MM
33.0%
7,650
10,176
Dec.08
Dec.09

Auto Loans


R$ MM
2.8%
21,949
22,575
Dec.08
Dec.09

Credit Cards


R$ MM
21.4%
6,980
8,472
Dec.08
Dec.09

Mortgage[2]


R$ MM
30.6%
6,957
9,086
2,483
4,474
3,860
5,226
55.5%
16.8%
Dec.08
Dec.09
Individuals
Corporate

1) Includes purchase of portfolio of R$ 2.220 million in Dec/09 and R$ 443 million in Dec/08
2) Includes funding for Individuals and Corporate.

Business: Deposits and Assets Under Management

R$ Billion


5.3%
-1.4%
229.9
228.8
235.7
245.5
242.1
80.4
80.1
85.5
93.1
98.4
149.5
148.7
150.2
152.4
143.7
dec.08
mar.09
jun.09
sep.09
dec.09
Funds (AUM)
Funding from Clients¹

R$ Million	2009	2008	Var. 12M (%)	Var. 3M (%)
Demand	15,140	15,298	-1.0%	12.0%
Savings	25,217	20,643	22.2%	10.3%
Time	75,771	88,907	-14.8%	-13.7%
Others[1]	27,544	24,686	11.6%	-2.2%
Funding from Clients	**143,672**	**149,534**	**-3.9%**	**-5.7%**
Funds (AUM)	98,407	80,402	22.4%	5.7%
Total	**242,079**	**229,936**	**5.3%**	**-1.4%**

1) Repurchase commitments backed on Debentures, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

Results: Non-recurrent events

Non-recurrent events 4Q09	Value (R$ Million)
- Cetip	54
- REFIS (Law 11,941/09)[1]	207
- Provision for contingencies	-207
TOTAL (before taxes)	**54**

1) Relative to tax payment through program for payment of tax debits through cash and installment payments under law 11,941/09 (REFIS)

Santander

Results: Highlights

- In 2009, **net profit** amounted to R$ **5,508 MM** growing 41% in twelve months.
- Net profit increase driven by **revenue growth and cost control**
- **Performance Ratios** improved in twelve months (12M09/12M08)
  - **Efficiency Ratio[1]: 35.0%,** drop of 9.1 p.p.
  - **Recurrence[2]: 57.0%,** increase of 6.1 p.p.
  - **ROE[3]: 19.3%,** increase of 2.6 p.p.
- Sound **Balance Sheet Metrics**
  - **BIS Ratio[3]: 25.6%,** increase of 10.9 p.p. in twelve months (12M09/12M08)
  - **Coverage: 101.7%,** increase of 0.7 p.p. in the quarter
- **Equity[3] of R$ 40,954 MM**

1) General Expenses excluding amortization / Total Revenue
2) Net Fee / General Expenses excluding amortization
3) Exclude Goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência).

Santander

Results: Accumulated Net profit

R$ MM

Net profit growth is accelerating


13%
2,170
2,445
6M08
6M09
30%
3,007
3,917
9M08
9M09
41%
3,913
5,508
2008
2009

Results: Net Interest Margin

R$ MM


8.7%
3.4%
5,384
5,172
5,489
5,656
5,850
4Q08
1Q09
2Q09
3Q09
4Q09

	2009	2008	Var. 12M (%)
Net Interest Margin	22,167	19,231	15.3%

Interest Rate (Average) – Selic

4Q08	1Q09	2Q09	3Q09	4Q09
13.66%	11.70%	9.54%	8.65%	8.65%

Results: Spreads


Deposits Spread, %
1.0
0.9
1.0
0.8
0.9
4Q08
1Q09
2Q09
3Q09
4Q09


Loans Spread, %
12.4
12.6
12.8
12.7
12.3
4Q08
1Q09
2Q09
3Q09
4Q09

Results: Gains/losses on financial assets and liabilities + exchange differences

R$ MM


-32.5%
(222)
258
(480)
646
514
132
1,051
459
592
578
240
338
390
306
84
4Q08
1Q09
2Q09
3Q09
4Q09
Others
Cayman Hedge

	2009	2008	Var. 12M (%)
Gains/losses on financial assets and liabilities + exchange differences	2,665	777	243.0%
- Cayman Hedge[1]	1,146	- 600	n.a.
Gains/losses on financial assets and liabilities + exchange differences (excluding Cayman Hedge)	**1,519**	**1,377**	**10.3%**

1) The increase in gains originated by the Cayman Hedge was offset by an increase in income tax expenses.

Results: Net Fees

R$ MM


26.8%
7.1%
1,314
1,443
1,573
1,556
1,666
4Q08
1Q09
2Q09
3Q09
4Q09

	2009	2008	Var. 12M (%)
Banking fees	2,458	2,376	3.4%
Insurance	1,042	844	23.4%
Asset Management	737	830	-11.2%
Credit and Debit Cards	746	635	17.5%
Collection services	502	442	13.5%
Capital Markets	539	413	30.6%
Trade (COMEX)	384	397	-3.2%
Others[1]	-171	-72	136.5%
Total	**6,238**	**5,866**	**6.3%**

1) Includes taxes and others

Results: General Expenses and Amortization

R$ MM



-9.5%
4.8%
3,491
318
3,173
3,048
317
2,731
2,977
328
2,649
3,013
339
2,674
3,158
265
2,893
4Q08
1Q09
2Q09
3Q09
4Q09
Depreciation and Amortization
General Expenses

	2009	2008	Var. 12M (%)
Other General Expenses	5,436	5,858	-7.2%
Personnel Expenses	5,511	5,674	-2.9%
Depreciation and Amortization	1,249	1,236	1.1%
Total	**12,196**	**12,768**	**-4.5%**

Results: Gross Revenue vs General Expenses

Gross Revenue[1] and General Expenses[2]


R$ MM
4Q09 x 4Q08 (%)
7,055
7,288
7,471
7,598
7,776
10.2%
2.2
2.7
3,173
2,731
2,649
2,674
2,893
-8.8%
4Q08
1Q09
2Q09
3Q09
4Q09
Gross Revenue
General Expenses

1) Gross Revenue = Total Income excluding Cayman Hedge. Including Cayman Hedge 4Q09/4Q08 grows 19.5%.
2) Excludes amortization.

Results: Allowance for Loan Losses[1]


R$ MM
3.5%
-26.6%
-12.5%
2,197
2,462
2,683
3,101
500
2,601
2,275
4Q08
1Q09
2Q09
3Q09
4Q09
Additional provision

	2009	2008	Var. 12M (%)
Allowance for loan losses	10,520	7,240	45.3%

1) Excluding recoveries of written-off credits.

Business: Asset Quality

Delinquency IFRS[1] (%)


8.3
8.6
8.8
9.7
9.3
5.7
6.0
7.0
7.7
7.2
3.9
4.2
5.7
6.1
5.3
4Q08
1Q09
2Q09
3Q09
4Q09
Individuals
Corporate
Total

Delinquency BRGAAP[2] (%)


6.4
7.2
7.4
7.9
7.8
3.9
5.0
6.2
6.5
5.9
2.0
3.2
5.1
5.3
4.2
4Q08
1Q09
2Q09
3Q09
4Q09
Individuals
Corpotate
Total

Coverage Ratio IFRS[3]


106%
107%
97%
101%
102%
4Q08
1Q09
2Q09
3Q09
4Q09

1) Nonperforming loans for over 90 days + performing loans with high delinquency risk / total loans managerial.
2) Nonperforming loans for over 90 days / total loans BRGAAP
3) Allowance for Loan Losses / nonperforming loans for over 90 days + performing loans with high delinquency risk

Santander

Results: Performance Ratios

Efficiency Ratio[1] (%)


-9.1 p.p.
44.1
35.0
2008
2009

Recurrence[2] (%)


6.1 p.p.
50.9
57.0
2008
2009

ROE (adjusted)[3] (%)


2.6 p.p.
16.8
19.3
2008
2009

1) Excluding hedge, the 2008 and 2009 ratios are 43.1% e 36.3% respectively
2) Net Fee/General Expenses
3) Excludes Goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência)

Santander

- **Integration process** on track, keeping best practices of each institution
- In 2009, **Synergies** reached R$ 1.1 Bi, R$ 300 Million above expectations
- Improving **Performance Ratios** and Balance Sheet Metrics
- **Net profit** growth acceleration: 12M09/12M08= 41%; 9M09/9M08 = 30%; 6M09/6M08 = 13%

ANNEXES

- Pro Forma Income Statement
- Pro Forma Balance Sheet

Quarterly Pro forma Results

R$ MM

Income Statements	4Q08	1Q09	2Q09	3Q09	4T09
- Interest and Similar Income	11,117	9,996	9,775	9,731	10,934
- Interest Expense and Similar	(5,733)	(4,824)	(4,286)	(4,075)	(5,084)
Interest Income	**5,384**	**5,172**	**5,489**	**5,656**	**5,850**
Income from Equity Instruments	5	7	8	7	8
Income from Companies Accounted for by the Equity Method	88	205	52	33	5
Net Fee	1,314	1,443	1,573	1,556	1,666
- Fee and Commission Income	1,581	1,664	1,799	1,797	1,888
- Fee and Commission Expense	(267)	(221)	(226)	(241)	(222)
Gains/Losses on Financial Assets and Liabilities and Exchange Diferences	(222)	646	1,051	578	390
Other Operation Income (Expenses)	6	(53)	(110)	106	(59)
Total Income	**6,575**	**7,420**	**8,063**	**7,936**	**7,860**
General Expenses	(3,173)	(2,731)	(2,649)	(2,674)	(2,893)
- Administrative Expenses	(1,659)	(1,371)	(1,297)	(1,345)	(1,423)
- Personnel espenses	(1,514)	(1,360)	(1,352)	(1,329)	(1,470)
Depreciation and Amortization	(318)	(317)	(328)	(339)	(265)
Provisions (net)[1]	(432)	(559)	(1,250)	(1,190)	(482)
Impairment Losses on Financial Assets (net)	(1,983)	(2,381)	(2,518)	(3,844)	(2,125)
- Allowance for Loan Losses[2]	(1,920)	(2,360)	(2,467)	(3,008)	(2,148)
- Impairment Losses on Other Assets (net)	(63)	(21)	(51)	(836)	23
Net Gains on Disposal of Assets	5	49	1,040	2,280	34
Net Profit before taxes	**674**	**1,481**	**2,358**	**2,169**	**2,129**
Income Taxes	232	(649)	(745)	(697)	(538)
Net Profit	**906**	**832**	**1,613**	**1,472**	**1,591**

1) Includes provision for tax contingencies and legal obligations.
2) Includes recovery of credits written off as losses.

Santander

Pro forma Results 2009

R$ MM

Income Statements	2008	2009	Var 12M ABS	Var 12M %
- Interest and Similar Income	40,436	38,102	2,334	6.1%
- Interest Expense and Similar	(18,269)	(18,871)	602	-3.2%
Interest Income	**22,167**	**19,231**	**2,936**	**15.3%**
Income from Equity Instruments	30	39	(9)	-23.1%
Income from Companies Accounted for by the Equity Method	295	305	(10)	-3.3%
Net Fee	6,238	5,866	372	6.3%
- Fee and Commission Income	7,148	6,849	299	4.4%
- Fee and Commission Expense	(910)	(983)	73	-7.4%
Gains/Losses on Financial Assets and Liabilities and Exchange Diferences	2,665	777	1,888	243.0%
Other Operation Income (Expenses)	(116)	(75)	(41)	54.7%
Total Income	**31,279**	**26,143**	**5,136**	**19.6%**
General Expenses	(10,947)	(11,532)	585	-5.1%
- Administrative Expenses	(5,436)	(5,858)	422	-7.2%
- Personnel espenses	(5,511)	(5,674)	163	-2.9%
Depreciation and Amortization	(1,249)	(1,236)	(13)	1.1%
Provisions (net)[1]	(3,481)	(1,702)	(1,779)	104.5%
Impairment Losses on Financial Assets (net)	(10,868)	(6,655)	(4,213)	63.3%
- Allowance for Loan Losses[2]	(9,983)	(6,573)	(3,410)	51.9%
- Impairment Losses on Other Financial Assets (net)	(885)	(82)	(803)	n.a
Net Gains on Disposal of Assets	3,403	54	3,349	n.a
Net Profit before taxes	**8,137**	**5,072**	**3,065**	**60.4%**
Income Taxes	(2,629)	(1,159)	(1,470)	126.8%
Net Profit	**5,508**	**3,913**	**1,595**	**40.8%**

1) Includes provision for tax contingencies and legal obligations.
2) Includes recovery of credits written off as losses.

Santander

Pro Forma Balance Sheet - Assets

R$ MM

Assets	Dec-08	Mar-09	Jun-09	Sep-09	Dec-09
Cash and Balances with the Brazilian Central Bank	23,701	23,317	24,813	21,261	27,269
Financial Assets Held for Trading	19,986	22,347	15,809	19,261	20,116
Other Financial Assets at Fair Value Through Profit or Loss	5,575	6,462	6,068	16,986	16,294
Available - for- Sale Financial Assets	30,736	27,294	30,593	44,763	46,406
Loans and Receivables	162,725	159,356	161,645	149,973	152,163
- Loans and advances to credit institutions	29,692	30,977	31,993	27,932	24,228
- Loans and advances to credit customers	141,214	137,227	138,811	132,343	138,005
- Impairment losses	(8,181)	(8,848)	(9,159)	(10,302)	(10,070)
Hedging derivatives	106	99	178	157	163
Non-current assets held for sale	113	120	58	53	171
Investments in associates	634	460	502	417	419
Tangible Assets	3,829	3,742	3,600	3,682	3,702
Intangible Assets:	30,995	30,534	30,589	30,982	31,618
- Goodwill	27,488	27,190	27,263	28,312	28,312
- Others	3,507	3,344	3,326	2,670	3,306
Tax Assets	12,920	12,798	13,386	15,058	15,779
Other Assets	2,870	3,170	1,637	3,642	1,873
Total Assets	**294,190**	**289,699**	**288,878**	**306,235**	**315,973**

Pro Forma Balance Sheet - Liabilities

R$ MM

Liabilities	Dec-08	Mar-09	Jun-09	Sep-09	Dec-09
Financial Liabilities Held for Trading	11,210	8,268	4,887	5,316	4,435
Outros passivos financeiros ao valor justo no resultado	307	257	363	2	2
Financial liabilities at amortized cost	213,974	208,267	207,644	205,801	203,567
- Deposits from the Brazilian Central Bank	185	1,049	870	562	240
- Deposits from credit institutions	26,326	23,435	21,793	18,754	20,956
- Customer deposits	155,495	155,231	154,922	154,548	149,440
- Marketable debt securities	12,086	11,535	11,299	10,945	11,439
- Subordinated liabilities	9,197	10,938	10,996	11,149	11,304
- Other financial liabilities	10,685	6,079	7,764	9,843	10,188
Liabilities for Insurance Contracts	-	-	-	13,812	15,527
Provisions[1]	8,915	9,749	10,203	11,555	9,480
Tax Liabilities	6,156	6,402	7,352	9,287	9,457
Other Liabilities[2]	3,791	6,084	6,624	4,796	4,239
Total Liabilities	**244,353**	**239,027**	**237,073**	**250,569**	**246,707**
Equity Shareholders' Equity	49,318	50,113	51,135	55,079	68,706
Minority Interests	5	5	5	5	1
Valuation Adjustments	514	554	665	582	559
Total Equity	**49,837**	**50,672**	**51,805**	**55,666**	**69,266**
Total Liabilities and Equity	**294,190**	**289,699**	**288,878**	**306,235**	**315,973**

1) Includes provision for pension and contingencies.
2) Includes other financial liabilities at fair value in income and derivatives used as hedge.

Santander

Loan Portfolio Breakdown[1]

R$ MM

Total Loans	4Q08	1Q09	2Q09	3Q09	4Q09
Individuals	39,153	40,602	41,321	42,405	43,352
Consumer Financing	24,757	24,284	24,332	24,225	24,627
SMEs	34,289	32,933	31,748	31,029	32,417
Corporate	37,839	39,298	36,772	35,290	37,998
Total Loans	**136,039**	**137,117**	**134,173**	**132,949**	**138,394**
Sureties and endorsements	25,405	24,118	22,671	21,247	20,967
Total Loans including sureties and endorsements	**161,444**	**161,235**	**156,844**	**154,196**	**159,361**

1) Managerial loan breakdown considers the 3Q09 reclassification of certain products/transactions from loans and receivables into other balance sheet lines.

IFRS x BRGAAP

R$ MM

	2009
BR GAAP Net Profit	**1,806**
- Reversal of Goodwill amortization / Others	3,030
- PPA amortization	411
- Others	261
IFRS Net profit	**5,508**

Santander

Investor Relations
Juscelino Kubitschek Avenue 2,235 10º floor
São Paulo | SP | Brazil | 04543-011
Tel. (55 11) 3553-3300
e-mail: ri@santander.com.br

SANB11 NÍVEL 2 BM&FBOVESPA

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